1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001
Sofia A. Rosala
Associate
215.963.5701
March 20, 2009
Kimberly Browning
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE: Response letter to comments on Laudus Trust N-14 (File No. 333-156722)
Dear Ms. Browning:
This letter responds to our telephone conversation on February 10, 2009, during which you provided comments regarding the Laudus Trust’s (the “Trust”) registration statement on Form N-14, filed with the Commission on January 14, 2009, related to the reorganization of the Laudus Rosenberg U.S. Large Capitalization Growth Fund (the “Acquired Fund”) into the Laudus Rosenberg U.S. Large Capitalization Fund (the “Surviving Fund” and, together with the Acquired Fund, the “Funds”), each a series of the Trust. Your comments and our responses to your comments are set forth below. I note that capitalized terms in this correspondence have the same meaning as in the registration statement.
1.	Comment: Please indicate in the response letter the page on which the capitalization tables are located.

Response: The capitalization tables for the Acquired Fund and the Surviving Fund are located on page 11 of the final version of the Prospectus/Information Statement.

2.	Comment: When comparing the investment objectives of the Funds, the terms “substantially similar” and “identical” are used. Please ensure that this disclosure is consistent throughout the Prospectus/Information Statement.

Response: We have made the relevant changes to the Prospectus/Information Statement.

3.	Comment: Please confirm that all material differences in the Funds’ investment policies have been disclosed in the Prospectus/Information Statement.

Response: All material differences between the Funds’ investment policies are disclosed in the final version of the Prospectus/Information Statement.

March 20, 2009

4.	Comment: Please add disclosure to the Prospectus/Information Statement to explain why shareholder approval is not required for the Reorganization.

Response: We have added disclosure to the Prospectus/Information Statement explaining why shareholder approval is not required to effect the Reorganization.

5.	Comment: Please state in your response letter whether Acquired Fund shareholders had notice of the fact that the Acquired Fund could be reorganized without a vote of shareholders.

Response: The Trust’s Form N-1A Statement of Additional Information and Agreement and Declaration of Trust, which is an exhibit to the Trust’s registration statements, provides Acquired Fund shareholders notice of the Trust’s ability to reorganize the Acquired Fund without a vote of shareholders.

6.	Comment: In the section entitled “Reasons for Reorganization,” please indicate that the Board made a specific determination that the interests of the Acquired Fund’s shareholders would not be diluted as a result of the Reorganization.

Response: We have revised the disclosure consistent with your request.

7.	Comment: Under the section entitled “Federal Income Tax Consequences,” please revise the second sentence of the penultimate paragraph to indicate that the opinion of Morgan, Lewis & Bockius LLP has not yet been received by the Trust.

Response: We have revised the disclosure consistent with your request.

8.	Comment: The staff does not believe the term “wavier” can be used to refer to previously waived fund fees and reimbursed expenses which can be recaptured by a fund’s investment adviser in subsequent years because the use of the term “waiver” in such context implies that the fund’s obligation to pay such fees and expenses has been permanently relinquished. Accordingly, please revise the fee table row entitled “Less Fee Waiver/Expense Reimbursement.”

Response: We respectfully disagree with the staff’s view that by characterizing previously waived fees and reimbursed expenses as “waived” shareholders are misled regarding the fact that the previously waived fees and reimbursed expenses can be recaptured in subsequent years by the fund’s investment adviser. Further, we believe the disclosure in the fee table, together with the disclosure in the footnotes to the fee table, provides shareholders with a clear, accurate description of the terms of the expense limitation agreement in effect between the Funds and the investment adviser, including the possibility that previously waived fees and reimbursed expenses could be recaptured in subsequent years by the fund’s investment adviser. Accordingly, we have not made the requested change.

9.	Comment: Please disclose why the “Net Expenses” in the fee table are 1.15% for Investor shares of the Surviving Fund, which is above the share class’s contractual expense limit of 1.14%.

Response: After review, we have determined that the “Net Expenses” for Investor shares of the Surviving Fund should have been stated as 1.15% in the fee table. This typographical error has been corrected in the final version of the Prospectus/Information Statement.

March 20, 2009

10.	Comment: The paragraph following the Expense Example in the “Fees and Expenses” section of the Prospectus/Information Statement indicates that the pro forma expenses are based on an assumption that the “current contractual agreements will remain in place.” Please explain this statement in your response letter.

Response: Consistent with its terms, the current contractual expense limitation agreement may be terminated by the Funds’ Board of Trustees or the Adviser, provided that, in the case of termination by the Adviser, such termination shall be authorized by the Funds’ Board of Trustees. The referenced disclosure informs shareholders that any such termination may result in a change in the amounts shown in the Expense Example.

11.	Comment: Please confirm in your response letter that there are no differences between the Acquired Fund’s and Surviving Fund’s valuation procedures.

Response: As stated in the Prospectus/Information Statement, the Funds’ procedures for valuing their assets are the same.

12.	Comment: In the section entitled “Materials Features of the Plan” of the Prospectus/Information Statement, please add disclosure to the penultimate paragraph to indicate that the Board of Trustees must determine that any amendment to the Plan will not have a material adverse impact on shareholders.

Response: In response to your comment, we have revised the disclosure in the referenced paragraph to indicate that the Board of Trustees must determine that any amendment to the Plan is in the best interests of shareholders of the Acquired Fund and the Surviving Fund. We believe the “best interests” standard is a more appropriate standard for the Board’s review and approval of amendments to the Plan.

13.	Comment: Under the section entitled “Capitalization” of the Prospectus/Information Statement, the last paragraph indicates that the Adviser reserves the right to sell portfolio securities and/or purchase other securities for the Acquired Fund, to the extent necessary so that the asset composition of the Acquired Fund is consistent with the investment policies and restrictions of the Surviving Fund. If the Adviser has identified any securities to be sold as a result of the Reorganization, please include disclosure regarding this fact.

Response: At the time of the filing of the final version of the Prospectus/Information Statement, no such securities were identified.
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Sofia A. Rosala Sofia A. Rosala